UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2015

WESTERN REFINING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32721	20-3472415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

123 West Mills Avenue, Suite 200

El Paso, Texas 79901

(Address of principal executive offices)

(915) 534-1400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On December 21, 2015, Western Refining, Inc. (“WNR”) and Northern Tier Energy LP (“NTI”) issued a joint press release announcing they had entered into a merger agreement providing for the acquisition by WNR of all of NTI’s outstanding common units not already owned by WNR or its subsidiaries. The full text of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

A conference call to discuss the proposed transaction is scheduled for Tuesday, December 22, 2015, at 10:00 a.m. Eastern Time. A slide presentation will be available for reference during the conference call. A simultaneous webcast and an audio replay will be accessible to the public. Detailed information about the conference call and how to access the webcast and the audio replay can be found in the press release.

Important Notice to Investors

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”).

The proposed acquisition will be submitted to NTI’s unitholders for their consideration. WNR will file a registration statement on Form S-4 with the SEC that will include a prospectus of WNR and a proxy statement of NTI. WNR and NTI will also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NTI ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about WNR and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WNR will be available free of charge on WNR’s website at www.wnr.com under the “Investor Relations” section or by contacting WNR’s Investor Relations Department at (602) 286-1530. Copies of the documents filed with the SEC by NTI will be available free of charge on NTI’s website at www.ntenergy.com under the “Investors” section or by contacting NTI’s Investor Relations Department at (651) 769-6700.

Participants in the Solicitation Relating to the Merger

WNR, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NTI in connection with the proposed transaction. Information about the directors and executive officers of WNR is set forth in the Proxy Statement on Schedule 14A for WNR’s 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Information about the directors and executive officers of the general partner of NTI is set forth in the 2014 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Joint Press Release of Western Refining, Inc. and Northern Tier Energy LP, dated December 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

Date: December 21, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Press Release of Western Refining, Inc. and Northern Tier Energy LP, dated December 21, 2015.